Exhibit 12.1

Statement re Computation of Ratios

	Year Ended December 31,
	2008	2007	2006	2005	2004
Operating Data:
Revenues	$493,421	436,582	404,034	371,411	335,836
Operating expenses	277,064	247,835	231,857	197,561	187,291
Other expenses (income)	107,293	30,174	13,748	82,760	39,540
Minority interests	5,152	6,097	10,568	9,948	21,983
Equity in income (loss) of investments in real estate partnerships	5,292	18,093	2,580	(2,907)	9,962
Income from continuing operations	109,204	170,569	150,441	78,235	96,984
Income from discontinued operations	26,984	33,082	68,070	69,505	40,911
Net income	136,188	203,651	218,511	147,740	137,895
Preferred stock dividends	19,675	19,675	19,675	16,744	8,633
Net income for common stockholders	116,513	183,976	198,836	130,996	129,262

Fixed Coverage Ratio:
Continuing Operations (before MI)	$109,064	158,573	158,429	91,090	109,005
Add (Subtract): tax expense (benefit)	(1,600)	4,197	11,772	(536)	4,751
Subtract: MI (without own fixed charges)	(41)	(869)	(4,752)	(83)	(64)
Add (Subtract): equity in income of unconsolidated partnerships	(5,292)	(18,093)	(2,580)	2,907	(9,962)
Add: distributions from operations JV's (CF)	30,730	30,547	28,788	28,661	13,342
Add: distributions from investment JV's (CF)	28,923	41,372	13,452	30,918	47,369
Add: fixed charges	157,390	144,292	130,932	126,255	123,327
Subtract: preferred unit and stock distributions	(23,400)	(23,400)	(23,400)	(24,849)	(28,462)
Subtract: capitalized interest	(36,511)	(35,424)	(23,952)	(12,400)	(11,228)

Earnings	$259,263	301,195	288,689	241,963	248,078

Fixed Charge Data:
Preferred unit distribution	$3,725	3,725	3,725	8,105	19,829
Preferred stock dividend	19,675	19,675	19,675	16,744	8,633
Interest expense (per consolidation)	97,479	85,468	83,580	89,006	83,637
Capitalized interest (per consolidation or C/F)	36,511	35,424	23,952	12,400	11,228

Total fixed charges	$157,390	144,292	130,932	126,255	123,327

Ratio of earnings to fixed charges	1.6	2.1	2.2	1.9	2.0